Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated September 17, 2020

Registration No. 333-232515

Supplementing the Preliminary

Prospectus Supplement dated September 17, 2020

and Prospectus dated September 17, 2020

OFFICE PROPERTIES INCOME TRUST

PRICING TERM SHEET

$250,000,000 4.50% Senior Notes due 2025

Issuer:	Office Properties Income Trust (the “Issuer”)

Ratings (Moody’s/S&P):	Baa3 / BBB- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Security Type:	Senior Unsecured Notes

Offering Format:	SEC Registered

Security Title:	4.50% Senior Notes due 2025 (the “Notes”)

Principal Amount:	$250,000,000 (which will be a further issuance of, will be interchangeable with and will be consolidated and form a single series with, the $400,000,000 of 4.50% Senior Notes due 2025 issued on February 3, 2015)

Trade Date:	September 17, 2020

Settlement Date:	September 24, 2020 (T+5)

Maturity Date:	February 1, 2025

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2021

Benchmark Treasury:	0.250% due August 31, 2025

Benchmark Treasury Price/Yield:	99-28+ / 0.272%

Spread to Benchmark Treasury:	+ 385 basis points

Re-Offer Yield:	4.122%

Coupon (Interest Rate):	4.50% per annum

Price to Public:	101.414% of the principal amount of the Notes (plus accrued interest of $1,656,250.00 for the period from and including August 1, 2020 to, but excluding, the settlement date)

Use of Proceeds:	The Issuer expects to use the net proceeds from this offering to repay amounts outstanding under its revolving credit facility and for general business purposes.

Optional Redemption Provisions:	Make-whole call at any time based on U.S. Treasury plus 45 basis points. If the Notes are redeemed on or after November 1, 2024 (three months prior to the stated maturity of the Notes), the make-whole amount will be zero.

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	8161TAC4 / US81618TAC45

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. PNC Capital Markets LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Joint Lead Managers:

Barclays Capital Inc.

BMO Capital Markets Corp.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Regions Securities LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

UBS Securities LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	FHN Financial Securities Corp. Samuel A. Ramirez & Company, Inc.

Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the preliminary prospectus supplement.

The Issuer has filed a registration statement (including a prospectus dated September 17, 2020 and a preliminary prospectus supplement dated September 17, 2020) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; PNC Capital Markets LLC toll-free at 1-855-881-0697; RBC Capital Markets, LLC toll-free at 1-866-375-6829; and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.